August 3, 2007

Room 4561

Mr. Barry Shaked
President, Chief Executive Officer and
  Chairman of the Board of Directors
Retalix, Ltd.
10 Zarhin Street
Ra'Anana 43000 Israel

> **Re:** **Retalix, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 21, 2007**
> **Form 6-K Filed May 21, 2007**
> **File No. 000-29742**

Dear Mr. Shaked:

We have reviewed your response to our letter dated July 3, 2007 in connection the above-referenced filings and have the following comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

1. Your response to prior comment number 4 indicates that "there are instances that involve arrangements that include product and service elements that are bundled together (i.e., arrangements accounted for using contract accounting). In such situations, [you] allocate revenues recognized amongst the relevant revenue line items." This response suggests that you are allocating revenues within the scope of SOP 81-1 to product and service line items within your income statement despite the fact that such revenues not recognized separately. Describe the

services provided in these arrangements and compare them to those for which VSOE has been established and are recognized separate from product revenue in accordance with SOP 97-2. As part of your response, explain whether the complexity and duration of the services, nature of the employees performing the services, and prices charged are similar. As your response implies that arrangements subject to contract accounting represent one example of such allocations, describe any other arrangements for which revenues are bundled for recognition purposes, but are allocated for income statement presentation purposes.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding this comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief